UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Ress Release dated July 17, 2014 entitled “Geopark Announces Second Quarter 2014 Operational Update: Production Increases 57% to 20,441 Boepd”

FOR IMMEDIATE RELEASE

GEOPARK ANNOUNCES SECOND QUARTER 2014 OPERATIONAL UPDATE:

PRODUCTION INCREASES 57% TO 20,441 BOEPD

Santiago, Chile --July 17, 2014 -- GeoPark Limited ("GeoPark") (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Chile, Colombia, Brazil and Argentina, today announces its 2Q2014 operational update.

For the quarter ended June 30, 2014, GeoPark’s oil and gas average production increased 57% to a record 20,441 boepd, compared to 2Q2013. Production increases were led by strong growth from GeoPark’s Llanos 34 Block in Colombia and the start-up of production in the Company’s Tierra del Fuego Blocks in Chile. The Company continues on-track to reach full year production targets.

In 2Q2014, a total of 13 new wells were drilled, consisting of seven wells in Chile and six wells in Colombia, of which ten were exploration wells and three were development and appraisal wells. These new wells are part of the total $220 million to $250 million work and investment program in 2014, which consists of drilling 50-60 wells.

Oil and Gas Production Update

Consolidated:

In 2Q2014, total oil and gas average production increased 57% to 20,441 boepd, compared to 13,020 boepd reported for 2Q2013.  On a proforma basis (includes operations from the recently closed Manati field acquisition in Brazil in both periods), average production increased by 21%.

Consolidated oil production accounted for 70% of total reported production and increased by 33% to 14,325 bopd in 2Q2014, compared to 10,798 bopd for 2Q2013.

Colombia:

In Colombia, oil production increased by 68% compared to 2Q2013. This increase is mainly a result of the new discoveries in the Tigana, Tigana Sur and Aruco fields in the Llanos 34 Block (GeoPark Operated with a 45% working interest (WI)) as well as the development and appraisal of the Max, Tua and Tarotaro fields.

Chile:

In Chile, average oil and gas production totaled 6,435 boepd in 2Q2014, which was 5% lower than 2Q2013 production levels. The variation results from the following:

o
 Average oil production amounted to 3,886 bopd, representing a 15% decrease compared to 2Q2013. The decrease is mainly due to the natural decline in base production, which was partially offset by the new wells drilled and the installation of electrical submersible pumps (ESP), used for the first time in the basin, in five existing Tobifera wells. Based on the favorable results from these ESPs, which have enhanced production, GeoPark plans to replicate this artificial lift system in approximately 10 wells on the Fell Block during the full year 2014.

o
 Average gas production amounted to 15,292 mcfpd or 2,549 boepd, which was 15% higher than 2Q2013. In late May 2014, Methanex, GeoPark’s principal gas buyer, temporarily idled its plant as a result of insufficient supply of natural gas from its other suppliers. Methanex is expected to resume operations in September 2014.

Brazil:

In Brazil, gas production amounted to 21,092 mcfpd or 3,515 boepd in 2Q2014. On a proforma basis, including production for both quarters, gas production decreased 8% compared to 2Q2013.  Production in Brazil relates to the newly acquired 10% WI in the Manati gas field that closed on March 31, 2014.

Operational Update

Colombia:

In Colombia, six wells were drilled during 2Q2014, as part of the 2014 drilling program of 18-23 wells, for an aggregate of 12 new wells drilled during 1H2014.

•	2Q2014 drilling and operation highlights on GeoPark’s Llanos 34 Block (GeoPark operated with a 45% WI) include:

o
Exploration well Tigana Norte 1 was drilled in 1Q2014 to a depth of 12,141 feet, and tested in the Guadalupe formation in June 2014. The well is currently producing approximately 1,061 bopd gross of oil of 15° API. Further production history is required to determine stabilized flow rates and the extent of the reservoir.

o
Development well Tigana 2 was drilled in 1Q2014 to a depth of 11,427 feet, and tested in the Lower Mirador and Upper Mirador formations in June 2014. The Lower Mirador formation was tested at a rate of approximately 1,150 bopd gross of 13° API, and the Upper Mirador formation was tested at a rate of approximately 920 bopd gross of oil of 29° API. Log analysis also indicates oil potential in the Guadalupe formation, which will be tested in the future.

o
Appraisal well Tigana 3 was drilled in 1Q2014 to a depth of 12,048 feet, and tested in the Guadalupe formation in June 2014. The well is currently producing approximately 2,010 bopd gross of oil of 15° API.

o
Exploration well Tigana Sur Oeste 1 was drilled in 2Q2014 to a depth of 12,605 feet. Log analysis indicates oil potential in the Guadalupe formation and the well is being cased for testing in 3Q2014. This well was drilled approximately 2.2 km south of the Tigana Sur 1 well and will help to delineate the southern portion of the Tigana Field.

o
Results from the above wells, including previous discoveries, Tigana 1, Tigana 3 and Tigana Sur 1 wells, will contribute to better define the size of the overall structure of the Tigana Field. Geological and reservoir analyses indicate that Tigana is a single larger combined (structural and stratigraphic) trap instead of three smaller fields. The field is currently producing over 8,500 bopd gross from the five wells drilled and completed to date.

o	GeoPark also completed the construction of improved facilities in the Tarotaro and Max fields in order to increase storage and treatment capacity in those fields.

•	2Q2014 drilling and operation highlights in other GeoPark Colombian blocks include:

o
Exploration well Kananaskis 1 on the Llanos 32 Block (Non-Operated with a 10% WI). The Operator has concluded testing in different formations in the well, which is currently producing approximately 4,500 bopd gross and further production history is required to determine stabilized flow rates.

o
Exploration wells Carmentea 1 and Calona 1 on the Llanos 32 Block (Non-Operated with a 10% WI) have been drilled and cased. Carmentea 1 well is currently producing 1,900 bopd gross and further production history is required to determine stabilized flow rates. Testing operations will be carried out on Calona 1 during 3Q2014.

o	Exploration drilling on the Arrendajo Block (Non-Operated with a 10% economic interest) included the Buho 1 and Mirla Oeste 1 wells, which were informed as dry wells by the Operator.

Additionally in Colombia, GeoPark has qualified and plans to participate in the upcoming 2014 Colombia Round bidding process of the Agencia Nacional de Hidrocarburos (“ANH”) for new blocks, which is currently scheduled for the end of July 2014.

Chile:

In Chile, seven wells were drilled during 2Q2014, as part of the 2014 drilling program of 32-43 wells, for an aggregate of 16 new wells drilled during 1H2014.

•	2Q2014 drilling and operation highlights on the Fell Block (GeoPark operated with a 100% WI) include:

o
Exploration well Ache 1 was drilled and completed to a depth of 9,694 feet.  Production tests through different chokes in the Tobifera formation resulted in an average production rate of 9,200 mcfpd of gas and approximately 80 bpd of condensate of 47° API. Further production history is required to determine stabilized flow rates and the extent of the reservoir. Surface facilities and flow lines will be required in order to commercialize this new discovery.

o
Development well Konawentru 6 was drilled and completed to a depth of 10,202 feet. Production tests with different chokes in the Tobifera formation resulted in an average production rate of approximately 1,056 bpd of oil of 40° API. The well is in production as of 3Q2014 and further production history will be required to determine stabilized flow rates.

o
Development well Molino 9 was drilled and completed to a depth of 10,185 feet. Production tests in the Tobifera formation resulted in an average production rate of approximately 357 bpd of oil of 32° API.  Further production history is required to determine stabilized flow rates.

•	2Q2014 drilling and operation highlights on GeoPark’s Tierra del Fuego Blocks include:

o
Exploration well Primavera Sur 1 in the Campanario Block (GeoPark operated with a 50% WI) was drilled and completed to a total depth of 8,025 feet. Production tests conducted in the Tobifera formation resulted in a production rate of approximately 215 bopd gross of oil of 40° API and representing the first new oil field discovery on the recently-acquired Campanario Block. The well is in production and further production testing is required to determine stabilized flow rates and the extent of the reservoir.  Surface facilities and infrastructure have already been put into place in order to produce and commercialize the produced crude oil from this well.

o	Current oil and gas production for GeoPark’s Tierra del Fuego Blocks is approximately 640 boepd gross.

Brazil:

In Brazil, 2Q2014 exploration and operation highlights on GeoPark’s blocks include:

•
Petrobras, the operator of the Manati gas field (Non-Operated with a 10% WI), started the construction of a compression plant that is expected to commence operations during 2H2015. The estimated capital expenditures related to the plant is $60 million to $65 million, which is expected to maximize the recovery of the gas reserves of the Manati field (Brazil’s largest producing gas field) and partially offset the natural production decline.

•
GeoPark filed requests to the Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (“IBAMA”), the Brazilian environmental agency, to shoot 3D seismic in the blocks awarded in Round 11 in the Reconcavo and Potiguar basins. Seismic registration in those blocks is expected to start in 3Q2014. GeoPark is the operator with a 100% WI on these blocks.

Annex

Drilling and Work-Over Schedule

Country	Prospect/Well	Block	Type	Schedule/Status
Chile	Yagan Norte 10	Fell	Development	Drilled and waiting on completion
Chile	Molino 8	Fell	Development	3Q2014
Chile	Konawentru 5	Fell	Development	3Q2014
Chile	Konawentru 13	Fell	Development	3Q2014
Chile	Konawentru 18	Fell	Development	3Q2014
Chile	Pantano Oeste 1	Isla Norte	Exploration	Drilled and waiting on completion
Chile	Keternen 1	Campanario	Exploration	3Q2014
Chile	Tanu 1	Campanario	Exploration	3Q2014
Chile	Aneky 1	Campanario	Exploration	3Q2014
Chile	Bella Vista Sur 1	Campanario	Exploration	3Q2014
Colombia	Tigana Sur Oeste 1	Llanos 34	Exploration	Drilled and waiting on completion
Colombia	Tigana Sur 2	Llanos 34	Appraisal	3Q2014
Colombia	Tigana Sur 3	Llanos 34	Appraisal	3Q2014
Colombia	Tua 7	Llanos 34	Development	3Q2014
Colombia	Kananaskis 2	Llanos 32	Development	Drilled and waiting on completion

Breakdown of Quarterly Production by Country

The following table shows production figures for 2Q2014, as compared with 2Q2013:

	2Q2014			2Q2013
	Total (boepd)	Oil (bopd)	Gas (mcfpd)	Total (boepd)	% Chg.
Chile	6,435	3,886	15,292	6,803	-5%
Colombia	10,357	10,321	220	6,157	68%
Brazil	3,572	56	21,092	*	N/A
Argentina	77	62	93	60	28%
Total	20,441	14,325	36,697	13,020	57%

(*) 2Q2013 shows no production in Brazil, as the acquired interest in the Manati Field (Brazil) was completed on March 31, 2014. As a reference and only for comparison purposes, the corresponding net production for 2Q2013 amounted to 3,884 boepd.

Production Evolution

The following table shows production figures for the last five consecutive quarters:

(boepd)	2Q2013	3Q2013	4Q2013	1Q2014	2Q2014
Chile	6,803	5,829	6,748	7,407	6,435
Colombia	6,157	7,096	7,725	9,265	10,357
Brazil*	-	-	-	-	3,572
Argentina	60	67	75	71	77
Total	13,020	12,992	14,548	16,743	20,441

Oil	10,863	11,226	12,002	13,821	14,325
Gas	2,157	1,766	2,546	2,922	6,116

(*) GeoPark closed the acquisition of an interest in the Manati Field in Brazil on March 31, 2014, and began consolidating production and results in 2Q2014.  As a reference and for comparison purposes only, net production for GeoPark’s WI in the Manati Field in the preceding periods was as follows: 2Q2013: 3,884 boepd, 3Q2013: 3,733 boepd, 4Q2013: 3,664 boepd, 1Q2014: 3,667 boepd.

For further information please contact:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Sofia Chellew – Investor Relations	schellew@geo-park.com
Santiago, Chile
T: +562 2242 9600

GLOSSARY

boe	Barrels of oil equivalent

boepd	Barrels of oil equivalent per day

bopd	Barrels of oil per day

mcfpd	Thousands of standard cubic feet per day

mmcfpd	Millions of standard cubic feet per day

sqkm	Square kilometers

WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2014 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: July 17, 2014